Exhibit 99.1

Renalytix to Report Financial Results for Third Quarter Fiscal 2022 on June 30

NEW YORK and SALT LAKE CITY, June 23, 2022 -- Renalytix plc (NASDAQ: RNLX) (LSE: RENX) today announced the Company will report its third quarter fiscal 2022 financial results on Thursday, June 30, 2022, before market open. The Company will host a corresponding conference call and live webcast to discuss the financial results and key topics including business strategy, partnerships and regulatory and reimbursement processes, at 8:30 a.m. (ET) / 1:30 p.m. (GMT).

Conference Call Details:
US/Canada Participant Toll-Free Dial-In Number: (833) 614-1551
US/Canada Participant International Dial-In Number: (914) 987-7290
United Kingdom International Dial-In Number: 0800 0288 438
United Kingdom Local Dial-In Number: 0203 1070 289
Conference ID: 1546327

Webcast Registration link: https://edge.media-server.com/mmc/p/y3zwhkuk

For further information, please contact:

Renalytix plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600
Alex Price / Nicholas Moore

Investec Bank plc (Joint Broker)	Tel: 020 7597 4000
Gary Clarence / Daniel Adams

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Applegarth / Alice Woodings	Mob: 07980 541 893 / 07584 391 303 / 07407 804 654

CapComm Partners Tel: 415-389-6400 or investors@renalytix.com

Peter DeNardo

About Renalytix

Renalytix (LSE: RENX) (NASDAQ: RNLX) is the global founder and leader in the new field of bioprognosis™ for kidney health. The company has engineered a new solution that enables early-stage chronic kidney disease progression risk assessment. The Company’s lead product, KidneyIntelX™, has been granted Breakthrough Designation by the U.S. Food and Drug Administration and is designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com). For more information, visit www.renalytix.com.